KOCHAV DEFENSE ACQUISITON CORP.

575 Fifth Avenue, 14th Floor

New York, NY 10017

May 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Doris Stacey Gama and Laura Crotty

Re:	Kochav Defense Acquisition Corp.

Registration Statement on Form S-1

Filed April 25, 2025, as amended

File No. 333-286759

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kochav Defense Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on May 27, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Menachem Shalom
Menachem Shalom
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP